UNITED STATES
SECURITES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

World Gaming plc

(Name of Issuer)

Ordinary Shares, Par Value (Pound) .002 each

(Title of Class of Securities)

*

(CUSIP Number)

Opunosa Investment Inc.

P.O. Box 0834-01668

Zona 9-A

Panama, Republic of Panama

Phone: 44 20 79002352

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 13, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The ordinary shares of the Issuer do not have a CUSIP number.

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OPUNOSA INVESTMENT INC. IRS NO.: N/A
2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...........................................................................................................x

(b) ..........................................................................................................%

3	SEC Use Only...................................................................................................
4.	Source of Funds (See Instructions)........................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)...........N/A
6.	Citizenship or Place of Organization.................................................................................Panama
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power..............................................................................
8. Shared Voting Power...................................................................................................9,436,636
9. Sole Dispositive Power.......................................................................
10. Shared Dispositive Power..........................................................................................9,436,636
11.	Aggregate Amount Beneficially Owned by Each Reporting Person.........................9,436,636
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....... %
13.	Percent of Class Represented by Amount in Row (11).......................................................17.3%
14.

Type of Reporting Person (See Instructions)

..................................................................................................................CO

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). VLADIHILL PROPERTIES INC. IRS NO.: N/A
2.

Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ...........................................................................................................x

(b) ..........................................................................................................%

3	SEC Use Only...................................................................................................
4.	Source of Funds (See Instructions)........................................................................OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)...........N/A
6.	Citizenship or Place of Organization........................................................................................Panama
Number of Shares Bene-ficially Owned by Each Reporting Person With	7. Sole Voting Power..............................................................................
8. Shared Voting Power.....................................................................................................9,436,636(1)
9. Sole Dispositive Power.......................................................................
10. Shared Dispositive Power..........................................................................................9,436,636(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person........................9,436,636(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)....... %
13.	Percent of Class Represented by Amount in Row (11)..........................................................17.3%
14.

Type of Reporting Person (See Instructions)

..................................................................................................................CO

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

.....................................................................................................................

(1) Due to the fact that Vladihill Properties Inc. owns 100% of the shares of Opunosa Investment Inc., it is deemed to have beneficial ownership in the 9,436,636 shares of ordinary shares of the Issuer held by Opunosa Investment Inc.

Item 1.    Security and Issuer.

This statement relates to the ordinary shares, par value (pound) .002 each (the “Shares”) of World Gaming plc, a public limited company organized under the laws of England and Wales (the “Issuer”). The address of the Issuer's principal executive office is Minerva House, 5 Montague Close, London, SE1 9BB, United Kingdom. This Amendment No. 2 to Schedule 13D, reports that Opunosa Investment Inc., a corporation organized under the laws of Panama (“Opunosa”) received an additional 1,126,387 Shares of the Issuer on April 13, 2006 in connection with the Master Purchase Agreement, between Opunosa, Real Entertainment Ltd, the Issuer and Interactive Systems Inc., dated October 21, 2005 (the “Master Purchase Agreement”).

Item 2.    Identity and Background.

OPUNOSA INVESTMENT INC.

(a)         This statement is filed by Opunosa. One hundred percent (100%) of the shares of Opunosa are held by Vladihill Properties Inc., a corporation organized under the laws of Panama.

(b)         The address of Opunosa is P.O. Box 0834-01668, Zona 9-A, Panama, Republic of Panama.

(c)         Opunosa is a corporation whose principal business is an investment company.

(d)         Within the last five (5) years, Opunosa has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Within the last five (5) years, Opunosa has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)          Opunosa is organized under the laws of the Republic of Panama.

VLADIHILL PROPERTIES INC.

(a)         This statement is filed by Vladihill Properties Inc., a corporation organized under the laws of Panama (“Vladihill” and together with Opunosa, collectively the “Reporting Persons”) the owner of one hundred percent (100%) of the shares of Opunosa.

(b)         The address of Vladihill is P.O. Box 0834-01668, Zona 9-A, Panama, Republic of Panama.

(c)         Vladihill is a corporation whose principal business is an investment company.

(d)         Within the last five (5) years, Vladihill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Within the last five (5) years, Vladihill has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)         Vladihill is organized under the laws of the Republic of Panama.

JOSE E. SILVA

(a)         Mr. Jose E. Silva is a director of Opunosa and Vladihill.

(b)         Mr. Silva’s business address is P.O. Box 0832-00232, Panama, Republic of Panama.

(c)         Mr. Silva is a office clerk for Morgan and Morgan. The business address of Morgan and Morgan is P.O. Box 0832-00232, Panama, Republic of Panama.

(d)         Within the last five (5) years, Mr. Silva has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Within the last five (5) years, Mr. Silva has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)         Mr. Silva is a citizen of the Republic of Panama.

DIANETH M. DE OSPINO

(a)         Ms. de Ospino is a director of Opunosa and Vladihill.

(b)         Ms. de Ospino’s business address is P.O. Box 0832-00232, Panama, Republic of Panama.

(c)         Ms. de Ospino is a secretary for Morgan and Morgan. The business address of Morgan and Morgan is P.O. Box 0832-00232, Panama, Republic of Panama.

(d)         Within the last five (5) years, Ms. de Ospino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Within the last five (5) years, Ms. de Ospino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)         Ms. de Ospino is a citizen of the Republic of Panama.

MARTA DE SAAVEDRA

(a)         Ms. de Saavedra is a director of Opunosa and Vladihill.

(b)         Ms. de Saavedra’s business address is P.O. Box 0832-00232, Panama, Republic of Panama.

(c)         Ms. de Saavedra is a secretary for Morgan and Morgan. The business address of Morgan and Morgan is P.O. Box 0832-00232, Panama, Republic of Panama.

(d)         Within the last five (5) years, Ms. de Saavedra has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Within the last five (5) years, Ms. de Saavedra has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)         Ms. de Saavedra is a citizen of the Republic of Panama.

Item 3.    Source and Amount of Funds or Other Consideration.

Pursuant to the Master Purchase Agreement, Opunosa sold all of the issued share capital of DNI Holdings Ltd to the Issuer and Interactive Systems Inc. (collectively, the “Purchaser”). In consideration thereof, Opunosa received 5,540,166 shares of ordinary shares of the Issuer on December 13, 2005. Pursuant to the terms of the Master Purchase Agreement, Opunosa shall also receive additional shares of ordinary shares of the Issuer on or before January 7, 2006. After a determination has been made as to the Second Half PBT (as such term is defined in the Master Purchase Agreement), Opunosa may be entitled to receive additional shares of ordinary shares of the Issuer. Pursuant to the terms of the Master Purchase Agreement and with approval of the Purchaser’s Board of Directors, Opunosa and Real Entertainment Ltd (collectively, the “Sellers”) shall have th e right to appoint a director to the Board of Directors of the Purchaser. The Sellers shall also be entitled to remove such director and appoint a successor director so long as the Sellers retain not less than 20% of the issued ordinary shares of the Issuer. Until the expiry of two (2) years from the Effective Date (as such term is defined in the Master Purchase Agreement), the Sellers shall accept the voting directions imposed by the Purchaser’s nominated broker in relation to any Issuer shareholder resolutions concerning the composition of the Purchaser’s Board of Directors.

Item 4.    Purpose of the Transaction.

Pursuant to the terms of the Master Purchase Agreement, the purpose of the transaction was for the Purchaser to (i) purchase from Opunosa all of the issued share capital of DNI Holdings Ltd and (ii) purchase from Real Entertainment Ltd certain assets and liabilities.

Subject to on going evaluation, except as set forth above or as previously disclosed on Schedule 13D filed on December 13, 2005 and on Amendment No. 1 to Schedule 13D filed on January 19, 2006, neither the Reporting Persons, Mr. Silva, Ms. de Ospino nor Ms. de Saavedra have any current plans or proposals which relate to or would result in any of the following:

(a)          The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, except as set forth in the Master Purchase Agreement and with approval of the Board of Directors of the Purchaser, the Sellers shall have the right to appoint a director to the Board of Directors of the Purchasers as well as remove and appoint a successor director so long as the Sellers retain not less than 20% of the issued ordinary shares of the Issuer;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)         Any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a)           The following table sets forth the aggregate number and percentage of Shares beneficially owned by the Reporting Persons herein:

Reporting Person	Shares Beneficially Owned	Percentage
Opunosa Investment Inc.	9,436,636	17.3%
Vladihill Properties Inc.	9,436,636	17.3%

(b)           For each Reporting Person under paragraph (a), the following table sets forth the number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

Reporting Person	Sole Power to Vote	Sole Power of Disposition	Shared Power of Voting or Disposition
Opunosa Investment Inc.	0	0	9,436,636
Vladihill Properties Inc.	0	0	9,436,636

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above in Item 3, neither the Reporting Persons, Mr. Silva, Ms. de Ospino nor Ms. de Saavedra have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2006	OPUNOSA INVESTMENT INC.

   /s/ Jose E. Silva

Name: Jose E. Silva
Title:	President

    /s/ Dianeth de Ospino

Name: Dianeth de Ospino
Title:	Secretary

VLADIHILL PROPERTIES INC.

   /s/ Jose E. Silva

Name: Jose E. Silva
Title:	President

    /s/ Dianeth de Ospino

Name: Dianeth de Ospino
Title:	Secretary